Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm in the Registration Statement (Form S-8) pertaining to the OM Group, Inc. 2007 Incentive Compensation Plan and to the incorporation by reference therein of our reports dated February 26, 2007, with respect to the consolidated financial statements and schedule of OM Group, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2006, OM Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of OM Group, Inc. and subsidiaries, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Cleveland, Ohio
August 2, 2007